SoFusion Café'



BUSINESS PLAN

Denise Butts, Owner
Created - June 17, 2019

SoFusion Café' LLC Est. May-19
6 South Poppleton Street
Baltimore, Maryland 21201
Business – 443-742-7597 Restaurant – 667-312-2129

 **SOFUSIONBMORE**



Executive Summary

Product

SoFusion Café', a limited service restaurant, prepares and serves a variety of American, specialty and healthy foods for carry-out, casual, family style dine-in, delivery, occasional buffet and catering services. We offer freshly made lean meats, produce, organic vegetables, fruits, desserts, breads, sauces, assortment of non-alcoholic hot/cold specialty coffee, juices, beverages including seasonal snow drinks crafted from our homemade recipes and original blended flavors encompassing our collection of signature dishes.

> Our services include: 1) serving all day breakfast, lunch and dinner and 2) hosting weekday and weekend special gatherings incorporating our food service with music, sports watch and the arts (MSA), which comprise Saturday Brunch, Karaoke, live music, sports viewings, holiday celebrations, painting, artistic readings and motivational speakers for public and private audiences.

> Our Products Line of Service consists of: a) customer access to secure venue usage for special occasions and professional functions with a pricing starting at one hundred twenty-five ($125.00) b) on-line/in-store food sales specialty product line offering with varied pricing scale starting at ten dollars ($10.00) and c) secured venue slots for hosting small business entrepreneurs Pop-Up Businesses with a booth fee of $25 for participants, and d) hosting workshops to promote entrepreneurship, startup business and culinary arts with a participation fee in the range of fifteen dollars ($15.00) to twenty-five ($25.00) relative to the event.

> Our hours of operations are: A) Monday through Friday from 7am – 2pm and 5pm – 10pm B) Saturday from 9am – 5pm and 9pm – 2am and C) Happy Hour on Thursday and Friday from 6pm – 9pm with a service charge of five dollars ($5.00) for participating customers.

Customers

The target audience for SoFusion Café' is adults, young adults, professionals, businesses leaders, governmental agencies, universities/colleges and K-12 schools, who want to purchase breakfast, lunch, dinner for carry-out, dine-in, delivery service and/or catering services and/or secure our facilities as a venue to host meetings, special events, gathers or life functions.

Specifically, through the implementation of our 4-Point Feeling Impact Model – **Feeling**



Pleasure, **Feeling Comfort – Feeling First-Class** - **Feeling Inspired** (**4FI**) -, which incorporates four essential core values – Respect, Integrity – Professionalism (RIP)- we specialize in preparing Exceptionally Good & Tasty Food in an Exceptionally clean, neat environment with an aesthetic appeal that offers access to Twenty-First Century amenities - sports viewing, access to technology through Wi-Fi; entertainment; arts; and music (**STEAM**) - for special functions, dine-in and venue usage customers.

Our business creed - 4FI, RIP and STEAM- drives employee training and establishes our identity as a progressive and relevant business in the industry and the greater community.

SoFusion Café' LLC
'Our Creed'

Respect

- Satifying Food

- Safe, clean environment

MUSIC

ARTS

PLEASURE

COMFORT

ENTERTAINMENT

TECHNOLOGY

EXCEPTIONAL

INSPIRED

- High quality customer service

- Committed Customers

Integrity

Professionalism

SPORTS

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Future of the Company

The restaurant and catering industry are fast-paced, highly competitive and ever evolving business sectors. We believe there is a need for high-quality, healthy, and good tasting food choices served in a neat, clean aesthetically pleasing environment with first class customer service and access to Twenty-First century technology, amenities, entertainment, and event offerings Our goal is to create a restaurant that will serve a variety of good foods, provide first-class service and remain relevant through engagement with customary analysis, trends, training and education that will withstand the test of time in the industry.



Over the next six years, Our Five-Point Progression Model details the Business Growth Plan for SoFusion Café. Within the formulation of Legacy Enterprises, an expansion business model, SoFusion Café represents the groundbreaking company which will incorporate additional for profit (FP) and 503c non-profit ventures.

The establishment of SoFusion Café' signifies the first-step to achieving Legacy Enterprises, a multidimension business conglomerate.



Five Stage Growth Model
SoFusion Cafe' LLC
-For Profit Food Service Venture-
STEP 1: FY2019
Legacy Enterprises Incorporated
-Profit & Non-Profit Conglomerate
STEP 2: FY 2021
Legacy Sports
-Non-Profit Disadvantage/Underpresented Program for Youth in Sports-
STEP 4: FY 2023
SoFusion Banquet & Social Hall
-Profit Venture-
STEP 5: FY 2025
Legacy STEAM & Cancer Research Center
-Non-Profit Venture-
STEP 5: FY 2025

Company Description

Mission Statement

To prepare Exceptionally Good & Tasty Food in an Exceptionally Clean, Neat and Aesthetically appealing environment that offers Twenty-First Century comforts and amenities.

Principal Members

The owner and principal associates have unique education, training, skills that transcends interdisciplinary career sectors, which permits a focus on ensuring smooth day-to-day operations, growth and development of the company.



SoFusion Café' LLC Organizational Structure
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Denise Butts
-Owner
-Chief Financial Officer (CFO)
-Compliance & Quality Assurance Oficer (QAO)
Kimberky Kirby
-Head Chef
-Food Manager
-Human Resource Officer
Tiffany Bailey
-Social Media & Online Marketing Developer
-Food Inventory Clerk



Principal Members Overview

Denise Butts

Synopsis: The owner has a twenty-five years career in supervising, managing and facilitating organizational development of compulsory educational institutions including strategic development; school reform; school reconstruction; financial management; human resources and relations; budgeting; branding & marketing; research & development; business culture & climate; devising Request for Proposals (RFP); instituting quality assurance measurements; and overseeing daily plant and facilities operations. In addition, the owner has supervised, managed and constructed startup schools with per pupil populations more than 1000, employees more than 100, and has managed budgets in access of ten (10) million dollars consisting of accounts receivable, accounts payable and payroll administration.

In 2018, the owner established a food service business - Campbell's Café - in Baltimore City from the ground up serving as the owner, CFO and Quality Assurance Officer. The owner is a licensed Food Service Manager in the State of Maryland, received course training in food management and regulations for Baltimore City and continues to engage in online food service training.

EDUCATIONAL BACKGROND

- Maryland High School Diploma – College Preparatory & Marching/Instrumental Band
  Western High School – Baltimore, Maryland

- Bachelor of Arts Degree – Political Science and Communications
  Notre Dame University of Maryland – Baltimore City
- Master's Degree – School Supervision and Business Administration
  Notre Dame University of Maryland – Baltimore City
- Educational Doctorate Degree – ABD STEAM Education and Business Administration
  Creighton University – Omaha, Nebraska

- School Administration Licenses I & II
  States: Maryland, Pennsylvania & Georgia
- Certified State of Maryland Food Manager License



BODY of WORK

- School Principal & School CEO – 12years Experience
- School & Business Reconstruction - 10years Experience
- Marketing & Branding - 20years Experience
- Workshop Facilitator & Trainer - 17years Experience
- School & Curriculum Designs - 20years Experience
- Employee Relations - 11years Experience
- Community Engagement - 20years Experience

EXPERTISE

- Organizational Culture & Climate
- Strategic Planning
- Budgeting & Financial Planning
- School & Business Reform
- Organizational Development
- School Law
- Graphic Arts & Design
- Technology Integration
- Business Development

ACCOMPLISHMENTS

- Teacher of the Year – Baltimore City Public Schools System
- Supervisor of the Year – Maryland State Department of Education
- Employee Exceptional Attendance Awards
- Professional Exemplar Models – MSDE, Coppin State University, Notre Dame University of Maryland
- Featured in Baltimore Afro-American Newspaper for creating Elementary Intramural Basketball League
- Created and Established Campbell's Café
- 4.5 Stars for Customer Satisfaction as Owner of Campbell's Café



Kimberly Kirby

Synopsis: The Head Chef and Food Manager has a multi-facet twenty-year career background in Food Service, Human Resources, Research, Medical Billing, Financial Management, Media Advertisement & Development, Procurement & Budgeting and Business Technology. The Head Chef and Food Manager has utilized her multi-dimensional talents in various capacities which include, but not limited to employment with Johns Hopkins University, University of Baltimore Medical Center and the University of Maryland Medical Systems.

Most recently, the Head Chef and Food Manager assisted with marketing, advertisement, training and food preparation at Campbells Café in Baltimore City to ensure customer satisfaction. In 2018, the Head Chef received online food service and food regulation training and earned the Safe Serve Food License for the State of Maryland.

EDUCATIONAL BACKGROND

- Maryland High School Diploma – Business Administration & Marching Band
  Calver High School – Baltimore, Maryland

- Bachelor of Arts Degree - Business Technology and Billing
  Walden University

- State of Maryland Safe Serve Food License

EXPERTISE

- Sales
- Advertisement
- Culinary Arts

- Procurement & Billing
- Human Resources
- Employee Relations

ACCOMPLISHMENTS

- Medical Billing Database Developer Recognition Award

- 4.5 Customer Rating as an Associate for Campbell's

- Administrative Assistant of the Year



Tiffany Bailey

Synopsis: The Food Inventory, Social Media Advertisement and On-line Marketing Associate has a unique seventeen years career in customer service, account management, company billing practices and pharmaceutical technician. The associate has utilized her skills and expertise in business management, client services and medical training while employed with companies such as Remedi Health Care (Rosedale, Maryland), Walgreens (Baltimore County, Maryland) and Maximum Health Care (Columbia, Maryland). Currently, the associate is engaged in a) startup activities and online advertisement & marketing for SoFusion Café'; and b) food service & food safety regulation training to receive the State of Maryland Safe Serve License.

EDUCATIONAL BACKGROND

- Maryland High School Diploma – Business Management
  Fairmont Harford High School – Baltimore, Maryland

- Howard Community College – Business Management
  Howard, Maryland

- Pharmacy Technician Education Certification
  All State Career - Dundalk, Maryland

EXPERTISE

- Customer Service
- Data Entry
- Claims

- Marketing
- HIPPA Law

ACCOMPLISHMENTS

- Employee Attendance Certificate

- Claims Representative Appreciation Certificate



Quintessentially, the intent is to employ the exceptional skills presented by the owner and associates to ensure accountability for all aspects of SoFusion Café' business operations entrusting each component of the business 4-Point Felling Impact Model – **Feeling Pleasure**, **Feeling Comfort** - **Feeling First-Class** - **Feeling Inspired** (**4FI**) with its core values – Respect, Integrity - Professionalism (RIP)- its offerings - sports viewing, access to technology through Wi-Fi; entertainment; arts; and music (**STEAM**) - and the company's 5-Point Business Growth Plan.

Legal Structure

SoFusion Café is a Limited Liability Corporation in Baltimore, Maryland. The LLC is newly formed in April 2019, but previous operated as Campbell's Café' LLC in Baltimore, Maryland from May 2018 to May 2019.

Regulations

SoFusion Café' must adhere to Baltimore City Fire Department, Health Department and Use of Occupancy regulations, licensing, permits and food handling; and federal and state laws, statues for worker safety OSEA, employee equity EEOC, FMLA and collection of taxes for Sales & Use as well as from wages.

Market Research

Industry

SoFusion Café' will be part of the food service industry. Currently, food service is considered a niche, yet evolving market, comprised of different size businesses. In SoFusion's Café' immediate vicinity are several medium food establishments such as 'The Nook' and 'Silver Moon' that serve similar, but not identical food choices; offer different physical amenities, provide none to limited dine-in with entertainment and venture services, operate on short day-time hours or non-similar hours as SoFusion Café.' Additional small food companies exist as well with general specialization of foods with limited food choices.

The industry is currently in need of food business that offer a variety of good, fresh and health food choices with special functions offerings and professional venue services. However, industries within the BioPark Community and beyond the immediate area offer limited options for customers. This



means there is potential growth as the economy recovers.

Strategic Marketing & Advertisement

SoFusion Café will communicate with customers through its targeted online platforms - Google, Facebook, Instagram, Twitter, Email - for our general customers, Royalty Customers Product & Service Line, non-perishable foods product line, and SoFusion STEAM line. The business will implement its Strategic Marketing and Advertisement Plan to four major groups. Group One consists of business leaders, couples and parents to secure catering contracts for special functions and/or secure venue for gatherings (Age 18-75), the second group comprise adults (Age 18-70) for all day breakfast, lunch, dinner and/or dine-in services, the third groups are professionals (Age 35-55) for evening social events and the fourth group are entrepreneurs (Age 25-55) who wish to secure a venue booth to market or sale non-compete items during our business Pop-Up Business Showcase functions.

Our target customers are interested in paying for good quality food choices. They value quality and a safe, secure and pleasant environment to purchase food, dine-in or secure as a venue. Our targeted customers are willing to spend money on high-quality foods and are looking for an environment to socialize, network and relax after work and/or on the weekend.

Company Advantages

SoFusion Café' has the following advantages compared to competitors:

- Venue Secure Services
- High quality diverse fresh food menu choices with healthy food choices
- Delivery Service
- Evening and Weekend Social Events
- In-Store Access to Wi-Fi, Cable and television viewing
- Entrepreneurship Promotions & Workshops
- Online specialty food products for consumers

ADDENDUM A
MARKETING PLAN – (See Page 11)

ADDENDUMB B
STARTUP BUDGET (See Attachment)

ADDENDUM C
3-YEARS CASH FLOW BUDGET PROJECTS (See Attachment)



ADDENDUM A

MARKETING PLAN *Projected Cost FY August 2019 to FY August 2020*				
CAMPAIGN TYPE **LOCAL MARKETING**	**PROJECTED GOALS**	**TARGET AUDIENCE**	PROJECTED COST	TOTAL
Outdoor Awning	✓ Advertisement ✓ Increase Profits	✓ Public	$1,600.00	$1,600.00
Banners/Decals	✓ Menu Flow Boards ✓ Outdoor Banners ✓ Increase Profits	✓ Professionals ✓ Adults	$1,050.00	$1,050.00
PUBLIC RELATIONS	**PROJECTED GOALS**	**TARGET AUDIENCE**		
Public Events	✓ Distribute Flyers/Business Cards ✓ Market Business & Catering Services ✓ Secure short/long catering contracts ✓ Secure Venue Services ✓ Increase Profits	✓ Business Leaders ✓ Professionals ✓ Parents ✓ Couples ✓ Adults	$90	$90
SOCIAL MEDIA	**TARGET AUDIENCE**	**TARGET AUDIENCE**		
Twitter	✓ Market Products ✓ Increase Profits	✓ Public (Ages 18-75 & 35-55)	$0	$0
Facebook	✓ Market Products ✓ Increase Profits	✓ Public (Ages 18-75 & 35-55)	$0	$0
Pinterest	✓ Market Products	✓ Public (Ages 18-75 & 35-55)	$0	$0
Instagram	✓ Market Products ✓ Increase Profits	✓ Public (Ages 18-75 & 35-55)	$0	$0
Google	✓ Market Products ✓ Increase Profits	✓ Public (Ages 18-75 & 35-55)	$0	$0
Yelp	✓ Market Products ✓ Increase Profits	✓ Public (Ages 18-75 & 35-55)	$0	$0
Business Web Page	✓ Market Products ✓ Increase Profits	✓ Public (Ages 18-75 & 35-55)	$450.00	$450.00
TOTAL PROJECTED MARKEINT & ADVERTISMENT COSTS			**$3,100.00**	**$3,100.00**
CAMPAIGN TYPE	**PROJECTED GOALS**	**TARGET AUDIENCE**	PROJECTED REVENUE	TOTAL
Pop-Up Markets	✓ Provide Community Service ✓ Support Community Entrepreneurs ✓ Increase Profits	Entrepreneurs (Age 25-55)	$3,250.00	$3,250.00
Entrepreneurship Workshops	✓ Increase Profits ✓ Provide Workshop Services	Entrepreneurs (Age 25-55)	$3,800.00	$3,800.00
TOTAL PROJECTED REVENUES FROM POP-UP BUSINESS & WORKSHOPS			**$7,050.00**	**$7,050.00**